UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

                    BIO-KEY INTERNATIONAL, INC.

(Name of Issuer)

               Common Stock, par value $.0001 per share

(Title of Class of Securities)

                         09060C200

(CUSIP Number)

Wong Kwok Fong

Flat C, 27/F, Block 5

Grand Pacific Views

Siu Lam, Hong Kong N7

8613827026522

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060C200	Schedule13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wong Kwok Fong
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF	7	SOLE VOTING POWER 6,854,037
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 6,854,037
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,854,037
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 09060C200	Schedule13D	Page 3 of 4 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Wong Kwok Fong (the “Reporting Person”) related to the common stock, par value $ 0.0001 per share (the “Common Stock”), of BIO-key International, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended hereby, the disclosures in the Statement remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Statement.

Item 1.	Security and the Issuer.

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 1.

Item 2.	Identity and Background

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by the addition of the following:

“On March 8, 2016, the Issuer issued 18,750 shares of Common Stock to the Reporting Person as consideration for director fees. On May 11, 2016, the Issuer issued 5,882 shares of Common Stock to the Reporting Person as consideration for director fees.

“In various open market purchases between June 2, 2016 and June 15, 2016, the Reporting Person acquired an aggregate of 3,936,362 shares of Common Stock for aggregate consideration of approximately $963,147 (excluding commissions) using personal funds.”

Item 4.	Purpose of Transaction.

Item 3 of the Statement is hereby amended by the addition of the following:

“The shares of Common Stock were purchased for investment purposes.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended by deleting paragraphs (a) and (c) thereof and inserting the following:

(a) The Reporting Person beneficially owns 6,854,037 shares of Common Stock, which includes 3,960,994 shares of Common Stock and shares issuable upon conversion of the Series A-1 Shares. The shares of Common Stock beneficially owned by the Reporting Person constitute 9.99% of the Issuer’s outstanding shares of Common Stock.

(c) Other than as set forth in Item 3 above, there have been no transactions by the Reporting Person in the shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 1.

Item 7.	Material to Be Filed as Exhibits.

There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 1.

CUSIP No. 09060C200	Schedule13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016	/s/ Wong Kwok Fong
Wong Kwok Fong